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August 7, 2013

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley Capital I Trust 2011-C3
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2011-C3 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2011-C3 Form 10-D”) filed March 28, 2013
File No. 333-167764-01

Morgan Stanley Capital I Trust 2012-C4

Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSCI 2012-C4 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from February 16, 2013 to March 15, 2013 (the “MSCI 2012-C4 Form 10-D”) filed March 28, 2013
File No. 333-167764-02

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “MSBAM 2012-C5 Form 10-K”) filed March 29, 2013 and Form 10-D for the monthly distribution period from March 15, 2013 to April 17, 2013 (the “MSBAM 2012-C5 Form 10-D”) filed April 23, 2013
File No. 333-167764-03

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Trust 2011-C3, Morgan Stanley Capital I Trust 2012-C4, Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5 and Morgan Stanley Capital I Inc. (collectively, the “Morgan Stanley Entities”), we thank you for your letter

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

of July 25, 2013.  We have reviewed and discussed your letter with representatives of the Morgan Stanley Entities, which have instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-K

1.
We note your response to comment 1 of our letter dated June 26, 2013 and reissue in part.  Please describe the “certain servicing duties” assigned to Berkadia Commercial Mortgage LLC which you believe give rise to the requirement to file a servicer assessment.

Berkadia Commercial Mortgage LLC is involved in the management and collection of pool assets as described under the definition of “servicer” under Item 1101(j) of Regulation AB.  More particularly, it is a sub-servicer that has been engaged by the master servicer to collect payments from borrowers under certain mortgage loans.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2012-C4
Form 10-D

2.
We note your response to comment 2 and reissue in part. We note that the distribution reports of Wells Fargo, included as an exhibit to Form 10-D for each of these transactions, continue to include a footnote indicating that the debt service coverage ratio is compiled from information provided by borrowers and Wells Fargo “makes no representations as to the accuracy of the data provided by the borrower for this calculation.” While it may be appropriate to indicate that the reports are compiled from information provided by third parties and that Wells Fargo has relied upon the information and not independently confirmed the accuracy of the information received, we are of the view that an express disclaimer of any responsibility for the accuracy or completeness of the information furnished to it by third parties, including statements that the Wells Fargo makes no representations as to accuracy of information provided by third parties, is inconsistent with Wells Fargo’s role in the servicing function. Please confirm that the distribution reports included in future filings will not include a statement that Wells Fargo makes no representations as to accuracy of information provided by third parties.

Wells Fargo has confirmed to the Registrant that distribution reports included in future Form 10-D filings for the Morgan Stanley Capital I Trust 2011-C3 and Morgan Stanley Capital I Trust 2012-C4 transactions, beginning with the September 2013 distribution reports for such transactions, will remove the statement in the footnote regarding the compilation of debt service coverage ratio information that Wells Fargo “makes no representations as to the accuracy of the data provided by the borrower for this calculation.”  Wells Fargo has informed the Registrant that it will replace such statement with the following:  “The debt service coverage ratio information was provided to the Certificate Administrator by the Master Servicer and the Certificate Administrator has not independently confirmed the accuracy of such information”.

Wells Fargo has indicated that, for the sake of consistency, it will also remove and edit in a similar fashion any similar statements on distribution reports prepared by Wells Fargo for other transactions in its platform and that it will endeavor to complete the removal of any such statements for all transactions in its platform by January 2014.

Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

3.
We note your response to comment 2 and reissue with respect to Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5. We note that the distribution report of Bank of America, included as an exhibit to Form 10-D, includes a footnote indicating that the reports are prepared by or based on from information furnished by third parties; that it has not independently verified the accuracy of the information received from or prepared by third parties; and it expressly does not undertake responsibility disclaim any responsibility for the accuracy, completeness, or sufficiency of the report.  While it may be appropriate to indicate that the reports are compiled from information provided by third parties and that Bank of America has relied upon the information and not independently confirmed the accuracy of the information received, we remain of the view that an express disclaimer of any responsibility for the accuracy or completeness of the information contained in reports is inconsistent with Bank of America’s role in the servicing function.  Please confirm that the distribution reports included in future filings will not include an express disclaimer for the accuracy or completeness of the information contained in such report.

We confirm that distribution reports included in future Form 10-D filings for the Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5 transaction will not include an express disclaimer for the accuracy or completeness of the information contained in such report.

Morgan Stanley Capital I Trust 2011-C3
Morgan Stanley Capital I Trust 2012-C4
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5
Form 10-D

4.	While we note your response to comment 3, Item 1121(a)(6) requires disclosure of beginning and ending balances of transaction accounts, and material account activity during the period.  Please confirm that historically the account balances for the transaction accounts have been zero at the beginning and at the end of each distribution period.  Also, please confirm that in future distribution reports you will disclose the information required by Item 1121(a)(6).

As the Commission notes, there is no beginning and ending balance for each account set forth in the distribution report.  The Registrant believes, however, that the information currently provided to investors is more detailed and material than these arbitrary beginning and ending balances.  As you may know, the commercial mortgage-backed securities (CMBS) industry uses a standard reporting package developed by the Commercial Real Estate Finance Council, the industry’s trade group.  This package is referred to as the Investor Reporting Package (CREFC IRP).  The CREFC IRP has evolved over many years to maximize its usefulness and effectiveness for the investor community.  It has been modified various times over those years based on feedback from investors, servicers, trustees, underwriters and rating agencies.  The resulting distribution report (24 pages long in Morgan Stanley Capital I Trust 2012-C4) includes a tremendous amount of detail in respect of the payments and performance of the underlying mortgage loans and the securities issued in respect thereof.  It includes a Cash Reconciliation Detail that shows all collections on the trust assets as a whole and every disbursement for its intended purpose.  As mentioned in our prior response, the two main transaction accounts, the Collection Account and the Distribution Account merely facilitate the collection of payments on the mortgage loans and the subsequent payments to the certificateholders.  As the Commission has requested, the Registrant can confirm to you that these accounts are intended to reduce to zero in each distribution period.  These are not Reserve Accounts in the sense that they provide credit enhancement or overcollateralization for the Certificates—they are merely conduits for monthly remittances.  The other four accounts are ancillary in nature and only funded for two months (in the case of the Interest Reserve Account) or in other unusual circumstances.  Because of the complexity of the various accounts, the Registrant believes that the overall Cash Reconciliation Detail is easier for an investor to follow and captures all of the material account activity during the period required by the Commission.  The Registrant has nevertheless spoken to a Certificate Administrator regarding an amendment to its form of the IRP to accommodate the Commission’s request.  If that change were required, operational and software changes would be required to accomplish it, and it would require some time to implement those changes in subsequent reports.  In addition to affecting the Certificate Administrator, such a change would require operational and software changes for other transaction parties maintaining transaction accounts.  Before the Registrant goes down the path of changing the Certificate Administrator’s form of IRP or necessitating those operational and software changes, the Registrant would like to discuss this with the Commission at its convenience.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings referred to in the subject line above;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings referred to in the subject line above, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch
Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

enclosures